Subsidiaries

Name	Jurisdiction
1. Society Technology LLC	Nevada
2. SoPa Technology Pte Ltd.	Singapore
3. SoPa Cognitive Analytics Private Limited	India
4. Sopa Technology Co Ltd	Vietnam
5. HOTTAB Pte Ltd	Singapore
6. HOTTAB Vietnam Co Ltd	Vietnam
7. HOTTAB Asset Vietnam Co Ltd	Vietnam